As filed with the Securities and Exchange Commission on January 14, 2003
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       Torrey U.S. Strategy Partners, LLC
                       (Name of Subject Company (Issuer))

                       Torrey U.S. Strategy Partners, LLC
                  (Name of Filing Persons (Offeror and Issuer))

                                    Interests
                         (Title of Class of Securities)

                                       N/A

                      (CUSIP Number of Class of Securities)
                                 James A. Torrey
                                 505 Park Avenue
                                   Fifth Floor
                            New York, New York 10022
                                 (212) 644-7800

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                              Patricia A. Poglinco
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                            Calculation of Filing Fee

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  Transaction Valuation*                                    Amount of Filing Fee
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      $3,665,986.20 (a)..................................         $296.58(b)
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     (a) Calculated as the estimated aggregate maximum purchase price for the interests in an amount up to 15% of the net asset value of the Issuer as of September 30, 2003.

     (b) Calculated as the Transaction Valuation multiplied by 0.00008090

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $296.58
     Form or Registration No.: Schedule TO
     Filing Party: Torrey U.S. Strategy Partners, L.L.C.
     Date Filed: November 4, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

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                             Introductory Statement
                             ----------------------

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 4, 2003 by Torrey U.S. Strategy Partners, LLC (the "Fund"), relating to an offer to purchase for cash (the "Offer") an amount of limited liability company interests in the Fund ("Interests") or portions thereof up to 15% of the net asset value of the Fund calculated on September 30, 2003, amends such Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

               The Offer expired at 12:00 Midnight, Eastern Time on December 2, 2003. Members of the Fund properly tendered and did not withdraw Interests in excess of the Offer prior to December 2, 2003 and pursuant to the terms of the Offer, the Fund accepted for purchase Interests in the amount of $3,665,986.20 on January 8, 2004 with payment of the purchase price of the Interests accepted made in cash.

     Reference is hereby made to the letter sent by the Fund on December 17, 2003 to members tendering their Interest, a copy of which is attached hereto as
Exhibit I under Item 12 and is incorporated by reference.

Item 12. Exhibits.

     I. Letter to members tendering Interests dated December 17, 2003.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TORREY U.S. STRATEGY PARTNERS, LLC


                                        /s/ James A. Torrey
                                        -------------------
                                        Name:  James A. Torrey
                                        Title: Chief Executive Officer

Dated: January 14, 2004

80350.0166 #450969